U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Dehaier Medical Systems Ltd. (“Registrant” or the “Company”) held its 2015 Annual Meeting of Shareholders at its executive offices at Suite 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing, 100856, People’s Republic of China. The meeting, which was originally scheduled for December 29, 2015, was adjourned to 9:00 p.m., Eastern Standard Time, on Wednesday, December 30, 2015 in order to meet quorum requirements.

A total of 2,110,986 of the Registrant’s ordinary shares were present in person or by proxy, representing a quorum of 36.11%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2015 Annual Meeting of Shareholders. Broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

1.	PROPOSAL 1: Election of Directors
To elect two Class II members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2018 or until their successors are duly elected and qualified. Mr. Xiaoguang Shen and Ms. Huili (Alisa) Li each received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Withheld		Abstain/Broker Non-Vote
Nominee	Number	Percentage	Number	Percentage	Number	Percentage
Xiaoguang Shen	1,842,213	99.51	9,016	0.49	259,757	N/A
Huili (Alisa) Li	1,842,113	99.51	9,116	0.49	259,757	N/A

2.	PROPOSAL 2: Ratification of Appointment of Independent Auditor
To ratify the appointment of Friedman LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2015. There were no abstentions or broker non-votes on this proposal. The proposal was approved by a majority vote of 99.96% of the votes cast. The tabulation of the certified voting results is as follows:

For		Withheld
Number	Percentage	Number	Percentage
2,110,180	99.96	806	0.04

Other Events.

On December 31, 2015, the Company issued a press release announcing the results of its 2015 Annual Meeting of Shareholders held on December 30, 2015. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits.

99.1	Press Release dated December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

January 6, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer